EXHIBIT 99.1

Stantec selected to support Toronto’s Gardiner Expressway Rehabilitation Section 4

C$24 million contract builds on Stantec and recently acquired Morrison Hershfield’s long-standing relationships with the City of Toronto

EDMONTON, Alberta and NEW YORK and TORONTO, Dec. 12, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by the City of Toronto for Owner’s Engineer/Technical Advisory Services (OETA) for the delivery of the F.G. Gardiner Expressway Rehabilitation Project Section 4. Stantec will provide multidisciplinary engineering consulting services through planning and preliminary design, procurement, design-build, and post construction. Early in 2024, Stantec announced its acquisition of Morrison Hershfield, which doubled its transportation staff in Ontario and strengthened its presence in the Greater Toronto Area.

Complex infrastructure rehabilitation in the heart of Toronto
The Gardiner Expressway is one of Canada’s busiest corridors, with 140,000 vehicles traveling it daily. Age, heavy use, weather, and salt have necessitated a multiyear rehabilitation to extend its life. The expressway runs along established neighborhoods and the city’s downtown core, making it an extremely complex project.

“The Gardiner Expressway is a critical corridor for the city,” said Susan Walter, executive vice president of Infrastructure at Stantec. “We have been working with the City of Toronto’s on its multiyear Strategic Rehabilitation Plan to support the safe operation and increase the life of this 60-year-old expressway since 2019.”

Section 4 of the rehabilitation will replace 2.2 kilometers of elevated roadway from Grand Magazine Street to York Street. It is in the heart of the City of Toronto and includes 91 bridge spans and 5 on- and off-ramps. The rehabilitation strategy will include structural modifications, deck replacement, structural steel girder repairs or replacement, and substructure rehabilitation and associated works. Stantec’s contract on Section 4 is valued at C$24 million.

Longstanding relationship with the City of Toronto
Stantec has previously completed significant work for the City of Toronto on the Gardiner Expressway Rehabilitation Plan, including of the ongoing Section 2 deck replacement from Dufferin Street to Strachan Avenue, contract administration for Section 1 from Jarvis Street to Cherry Street, and preliminary design for Section 5 from Cherry Street to the Don Valley Parkway.

“Since 1979, we have completed extensive work for the City of Toronto on the Gardiner Expressway,” said Jim Weir, transportation regional growth leader for Canada at Stantec. “We will be working closely with the City to safely upgrade Section 4 from the earliest stages until construction completion.”

Stantec has helped deliver several major transportation projects around the Greater Toronto Area. The projects include the Toronto Subway Program, Ontario Line, Hazel McCallion Line, Waterfront East Light Rail Transit Extension, Highway 401/409 Rail Tunnel, and the rehabilitation and reconstruction of 63 bridges across the city.

Learn more about Transportation at Stantec.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Colin Nekolaichuk Stantec Media Relations Ph: (437) 225-6384 colin.nekolaichuk@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com